SUPPL

April 16, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

Stock Exchange of Thailand Filing, AIS-CP 051/2008

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant II, III, IV, and V

Date: April 16, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

[redacted]

08002091

Faithfully yours,

Mr. Vikrom Sriprataks
Director
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
April 16, 2008

AIS-CP 051/2008

April 16, 2008

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant II, III, IV, and V

To: The President
The Stock Exchange of Thailand

According to Annual General Meeting of Shareholders for 2008 of Advanced Info Service Public Company Limited (the "Company") held on April 10, 2008 passed a resolution to approve the dividend payment for the second half of 2007 to shareholders at the rate of Baht 3.30 per share, approximately totaling Baht 9,771.55 million to the shareholder of the company.

Upon the resolution, the Company has announced to distribute the dividends in excess of 50% of the net profit after income tax of the consolidated financial statement. This has affected on the adjustment to exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant II, III, IV, and V as stated in Clause 2.6 (v) of the Prospectus offering the ESOP Program of the Company. The ESOP warrant holders shall not be decreased their rights. The adjustment to exercise price and exercise ratio of ESOP Warrants were shown as follow;

ESOP Grant II	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	38.322	37.605
Exercise ratio (warrant : common shares)	1 : 1.13197	1 : 1.15356
Number of shares to be allotted (shares)	389,688	389,688*
ESOP Grant III	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	82.111	80.574
Exercise ratio (warrant : common shares)	1 : 1.11788	1 : 1.13920
Number of shares to be allotted (shares)	5,661,373	5,734,391*
ESOP Grant IV	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	96.628	94.820
Exercise ratio (warrant : common shares)	1 : 1.10385	1 : 1.12490
Number of shares to be allotted (shares)	9,967,081	10,387,214*
ESOP Grant V	**Before adjustment**	**After adjustment**
Exercise price (Baht per share)	85.523	83.923
Exercise ratio (warrant : common shares)	1 : 1.06949	1 : 1.08989
Number of shares to be allotted (shares)	9,370,808	10,119,302*
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP	**Total 1,241,645 shares**	

* Calculated from the outstanding of unexercised warrants

The new exercise price and new exercise ratio shall be effective immediately on April 16, 2008, which is the first day of XD sign posting onwards. As a result, provided that, the Company currently has sufficiently reserved shares for the exercise of ESOP warrants. The Company has already allotted the additional shares to reserve for the new exercise ratio of ESOP Grant II, III, IV, and V in the 2008 Annual General Meeting of Shareholders.

END